Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

SYNIVERSE HOLDINGS, INC.

SUBSIDIARIES OF REGISTRANT

AS OF DECEMBER 31, 2004

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION
Syniverse Technologies, Inc.	Delaware
Syniverse Technologies, BV	Netherlands
Syniverse Brience, LLC	Delaware
Syniverse Holdings Limited	United Kingdom
Syniverse Technologies Limited	United Kingdom